Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)

News Release Issue No. 19 - 2006

JUNE 29, 2006
FOR IMMEDIATE RELEASE

SIGNIFICANT MINERALIZATION INTERSECTED IN QUARTZ VEIN 900 METRES EAST OF ZONE 113 AT CASA BERARDI

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report exploration results from its ongoing underground and surface exploration program at its 100% owned Casa Berardi Gold Project located in north-western Quebec, Canada.  The exploration program is part of an aggressive diamond drill program initiated in 2005 with the objective of expanding the current mineral resources.

“We are very pleased with the recent discovery of significant new mineralization almost a kilometre East of Zone 113.” said David Hall President and CEO of Aurizon.  “This new discovery appears to be part of an extensive and continuous gold bearing system emerging east and down plunge of Zones 118-120.  Our exploration team’s methodical approach continues to pay off.  We have told shareholders in the past that we believed that Casa Berardi would be able to grow its resource and reserve base making it a long term mine.  Our recent success indicates that we are making progress on this front.”

Surface Exploration drilling

A surface exploration program was initiated in early May with the objective of finding the dip extension of the Principal Zone, south of the Casa Berardi fault.  The Principal Zone is located 900-1500 metres east of Zone 113.

Two of five holes drilled in Principal Zone area have intersected a large mineralized quartz vein.  Assays received from the first hole returned 8.3 g/t Au over 14.7 metres.  Assays are still pending for the second hole which intersected a 15.2 metre quartz vein 50 metres to the east of the first hole.

Section	Hole	Gold Grade Grams per tonne (uncut)	Thickness (metres) Along the hole
12300E	S243	8.3	14.7

A complete list of holes can be found at the end of this release.

Underground Exploration drilling along Zone 118-120

The Zone 118-120 is located 400-600 metres east of Zone 113.  The most recent holes completed at the eastern edge of the area confirm the emergence of an extensive and continuous gold bearing system closely associated with the Casa Berardi fault.  Four of the seven underground exploration holes extend the gold mineralization outside of previous targeted area.  Best exploration drill results are as follows:

Hole	Gold Grade Grams per tonne (uncut)	Thickness (metres) Along the hole
U12	13.7	4.4
U15A	5.5	10.8
U14	5.4	9.2
U8	4.7	4.5

Holes 10, 11 and 13 returned lower grade.  A complete list of holes can be found at the end of this release.

June 29, 2006

SIGNIFICANT MINERALIZATION INTERSECTED IN QUARTZ VEIN 900 METRES
EAST OF ZONE 113 AT CASA BERARDI

Zone 118 – 120 Infill Drilling

An underground exploration drill program initiated last year has the objective of upgrading known resources to the indicated category by way of detailed infill drilling and later to mineral reserves by developing an updated mine plan.

Eight of the twelve infill holes completed have confirmed the existing mineralized zone previously reported along the eastern end of Zone 118-120.  Zone 118-120 is a series of stacked zones located mainly along the hanging wall of the fault and confined within west plunging ore shoots.

Zone 118 – 120 best infill drill results are as follows:

Hole	Gold Grade (grams per tonne) (uncut)	Thickness (metres) Along the hole
U550	9.3	3.0
U595	7.4	7.5
U594	6.3	5.4
U598	6.2	23.4
U593	5.9	22.0
U599	4.4	18.2
U549	4.1	18.7
U596	3.2	15.0

Holes 551, 552, 553 and 597 returned lower grade.  A complete list of holes can be found at the end of this release.

Quality Control

Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed by Technilab of Ste-Germaine and check assays are carried out by ALS Chemex of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised and the information in this news release has been verified by Jeannot Boutin, P. Eng., Superintendant Mining Geology, a qualified person as defined by National Instrument 43-101.

Additional Information

One sketch is attached showing the underground exploration progress.  All other information previously released on the Casa Berardi Project, including the National Instrument 43-101 updated Feasibility Study prepared by Roscoe Postle & Associates Inc. dated October 26, 2005, is available on the Aurizon website at www.aurizon.com and www.sedar.com.

About Aurizon

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project in north-western Quebec, and increasing gold production by accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices.  Casa Berardi has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold, representing only 45% of the global resource at Casa Berardi.

Casa Berardi is accessible by road, is permitted and is on the Hydro Quebec power grid.

Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

June 29, 2006

SIGNIFICANT MINERALIZATION INTERSECTED IN QUARTZ VEIN 900 METRES
EAST OF ZONE 113 AT CASA BERARDI

SURFACE EXPLORATION

Hole	Depth	Gold Grade Grams per tonne (uncut)	Thickness (metres) Along the hole
S239 including	451.0-466.5 451.0-460.5	3.0 4.3	15.5 9.5
S240	280.5-291.3 297.0-303.0 400.0-400.3	1.8 2.5 18.8	10.8 6.0 0.3
S241	267.0-270.0	1.6	3.0
S242	1054.5-1055.1	1.1	0.6
S243 Including	118.5-144.0 127.5-132	2.1 6.4	25.5 4.5
	226.5-234.5	1.1	8.0
Including	574.5-605.0 590.2-605.0	2.4 3.5	30.5 14.8
Including	645-668.3 652.5-667.2	5.4 8.3	23.3 14.7
	672.0-673.5	5.6	1.5
	688.5-696.0	1.9	7.5
S244	15.2 m quartz vein	Assays pending

ZONE 118-120 - INFILL

Hole	Gold Grade Grams per tonne (uncut)	Thickness (metres) Along the hole
U549	4.1	18.7
U550	9.3	3.0
U551	10.4	0.3
U552	0.3	2.0
U553	1.1	3.2
U593	5.9	22.0
U594	6.3	5.4
U595	7.4	7.5
U596	3.2	15.0
U597	0.6	4.6
U598	6.2	23.4
U599	4.4	18.2

ZONE 118-120 - EXPLORATION

Hole	Gold Grade Grams per tonne (uncut)	Thickness (metres) Along the hole
U8	4.7	4.5
U10	0.2	3.4
U11	0.3	3.0
U12	13.7	4.4
U13	1.4	1.9
U14	5.4	9.2
U15A	5.5	10.8

June 29, 2006

SIGNIFICANT MINERALIZATION INTERSECTED IN QUARTZ VEIN 900 METRES
EAST OF ZONE 113 AT CASA BERARDI

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

10400E
10800E
11200E
11600E
12000E
12400E
WEST
PRINCIPAL
CROWN PILLAR
-400m
-800m
550 m
690 m
790 m
118 - 120
Infill drilling area
U/G
Exploration
Surface
Exploration
4.3/9.5
13.7/4.4
7.4/7.5
3.2/15.0
9.3/3.0
6.3/5.4
8.3/14.7
4.1/18.2
Previously reported
5.4/9.2
6.2/23.4
4.7/4.5
5.5/10.8
4.1/18.7
5.9/22.0
4.4/18.2
Legend
Mineable Reserves
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Preproduction Development 2006
Proposed Development Feasibility study
Exploration Area
New Holes Reported
Metal Factor >50
Metal Factor >15
Metal Factor <15
Assays Pending
Previous Hole reported
8.4/7.1 = g/t Au/m
0
200m
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Composite Vertical Longitudinal Section
Principal and West Mine Area
June 29, 2006

Reference: News Release Issue No. 19-2006